UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9618E107

(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.

Executive Vice President and General Counsel

White Mountains Insurance Group, Ltd.

23 South Main Street, Suite 3B

Hanover, New Hampshire 03755-2053

Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Pitts, Esq. C. Daniel Haaren, Esq. Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10019 Telephone: (212) 474-1000	David Lopez, Esq. Manuel Silva, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), with the Securities and Exchange Commission on November 21, 2025 (as amended as of the date hereof, the “Schedule TO”), which relates to the offer by the Company to purchase up to $300 million in value of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), at a purchase price not greater than $2,050 nor less than $1,850 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 11. Additional Information.

(1) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

On December 22, 2025, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 19, 2025. A copy of the press release is attached hereto as Exhibit (a)(5)(O) and incorporated herein by reference.

Item 12. Exhibits.

(1) Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(O) Press Release, dated December 22, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Michaela J. Hildreth
	Name:	Michaela J. Hildreth
	Title:	Managing Director and Chief Accounting Officer

December 22, 2025

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated November 21, 2025
(a)(1)(B)*	Letter of Transmittal dated November 21, 2025
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on November 21, 2025
(a)(1)(G)*	Letter from the Company’s Chief Executive Officer to Shareholders dated November 21, 2025
(a)(1)(H)*	Letter to Participants in the White Mountains Retirement Plan, dated November 21, 2025
(a)(1)(I)*	Email to Participants in the White Mountains Retirement Plan, dated November 21, 2025
(a)(5)(A)*	Press Release, dated November 21, 2025
(a)(5)(B)	Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 28, 2025 (incorporated by reference to such filing)
(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 7, 2025 (incorporated by reference to such filing)
(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed on August 7, 2025 (incorporated by reference to such filing)
(a)(5)(E)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on November 6, 2025 (incorporated by reference to such filing)
(a)(5)(F)	Current Report on Form 8-K, filed on January 8, 2025 (incorporated by reference to such filing)
(a)(5)(G)	Current Report on Form 8-K, filed on April 10, 2025 (incorporated by reference to such filing)
(a)(5)(H)	Current Report on Form 8-K, filed on May 22, 2025 (incorporated by reference to such filing)
(a)(5)(I)	Current Report on Form 8-K, filed on July 7, 2025 (incorporated by reference to such filing)
(a)(5)(J)	Current Report on Form 8-K, filed on July 16, 2025 (incorporated by reference to such filing)
(a)(5)(K)	Current Report on Form 8-K, filed on July 18, 2025 (incorporated by reference to such filing)
(a)(5)(L)	Current Report on Form 8-K, filed on September 2, 2025 (incorporated by reference to such filing)
(a)(5)(M)	Current Report on Form 8-K, filed on September 3, 2025 (incorporated by reference to such filing)
(a)(5)(N)	Current Report on Form 8-K, filed on October 3, 2025 (incorporated by reference to such filing)
(a)(5)(O)	Press Release, dated December 22, 2025
(b)	Not applicable
(d)(1)	White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2025 Annual General Meeting of Members and Proxy Statement dated April 2, 2025)
(d)(2)	Offer Letter, dated as of February 22, 2024, between the Company and Giles Harrison (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K dated April 10, 2024)

Exhibit No.	Description
(d)(3)	Employment Agreement and Release between White Mountains Capital LLC and G. Manning Rountree (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q dated November 6, 2025)
(d)(4)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q dated May 6, 2022)
(d)(5)	Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q dated October 30, 2012)
(d)(6)	Third Amended and Restated Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated January 15, 2020 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q dated August 7, 2023)
(d)(7)	Fourth Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer, and HG Holdings Ltd. and HG Re Ltd., as Purchasers, dated July 1, 2024 (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q dated August 7, 2024)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fees

*            Previously filed as exhibits to the Schedule TO